UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Earnings Release

Attached hereto and incorporated herein is Inspira Technologies Oxy B.H.N. Ltd.’s (the “Company”) press release issued on March 26, 2026, titled “Inspira Technologies Reports Full Year 2025 Financial Results and Provides Business Updates.” A copy of the press release is furnished herewith as Exhibit 99.1.

Bio-View Ltd. Transaction Update

As previously reported on January 5, 2026 and January 13, 2026, on January 5, 2026, the Company entered into a non-binding term sheet (the “Term Sheet”) and a binding senior convertible debenture, as amended (the “Debenture”) with Bio-View Ltd., an Israeli corporation traded on Tel-Aviv Stock Exchange (the “Target”, and together with the Company, the “Parties”).

On March 26, 2026, the Company, following further evaluation, determined not to proceed with and accordingly terminated its previously disclosed engagement with Bio-View Ltd. relating to the proposed acquisition of its liquid biopsy business. The Company is currently evaluating strategic alternatives, including opportunities that it believes may offer a more compelling near-term path to shareholder value, and will provide updates as appropriate.

Shareholders’ Equity

Since the fiscal year ended December 31, 2025, the Company conducted a sale of securities for approximately $4.25 million in net proceeds and amended certain warrants that caused them to be reclassified as equity. As a result, the Company believes that, as of the date of this report, it satisfies the shareholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

This report and the first paragraph, the bullet points under the sections titled “Recent Business and Operational Highlights,” the section titled “Full Year 2025 Financial Highlights” and “Forward-Looking Statement Disclaimer” and the financial statements in the press release are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Inspira Technologies Oxy B.H.N. Ltd. on March 26, 2026, titled “Inspira Technologies Reports Full Year 2025 Financial Results and Provides Business Updates.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: March 26, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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